Exhibit 99.1

Auna Announces 1Q25 Financial Results

Adjusted EBITDA increases 1% FXN YoY; Peru supports quarterly results, further validating its integrated business model

Luxembourg, May 20, 2025 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, today announced financial results for the first quarter ended March 31, 2025 (“first quarter 2025” or “1Q25”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

1Q25 Consolidated Highlights

●	Consolidated Revenue decreased 3% YoY to S/1,042 million, increasing +4% FXN

●	Adjusted EBITDA decreased 8% YoY to S/222 million, increasing +1% FXN

●	Adjusted EBITDA Margin decreased 1.1p.p. to 21.4%

●	Adjusted Net Income was S/55 million, up from S/22 million in 1Q24

●	Leverage Ratio was 3.6x, in line with 3.6x in 4Q24 and below 4.3x in 1Q24

Message from Auna’s Executive Chairman and President

This quarter our revenues increased 4% FXN and Adjusted EBITDA grew 1% FXN versus 1Q24, falling short of our expectations. The results reflect a softer market in Monterrey and what we expect to be temporary operational setbacks there, as well as challenges remaining in Colombia. We know from experience in other markets that the implementation of the AunaWay, an ambitious and disruptive operating model, has challenges, principally the time it takes for doctors, nurses, and providers to adapt and make it their own. We have addressed the progressive approach required by our physicians in Mexico and have tweaked our implementation accordingly.  We remain confident in the underlying strength of our business, strategic direction, and earnings potential.

Peru continued to be a standout in the quarter, demonstrating the strength of our proven model when fully implemented—the same one we are replicating in Mexico. It was another strong quarter of growth across members, volumes, and pricing, with Consolidated Peru Adjusted EBITDA exceeding our expectations. This performance reflects both the resilience of Auna’s platform and the growing benefits of still increasing vertical integration, specifically the efficiency initiatives that we launched last year. Peru remains a clear example of how the AunaWay can continue delivering sustained, profitable growth, even in markets where we already operate at high utilization levels.

In Mexico, during the first quarter, in addition to the usual seasonality, we observed softness in the market. Additionally, in building our ecosystem of partners aligned with the best practices of our operating model, we reduced the number of legacy medical suppliers that were obstacles to the implementation of the AunaWay. This decision is also aligned with what is becoming best practice by the country’s major payors. However, we underestimated the economic impact this would have on physicians, many who are more integrated into suppliers, which resulted in reduced volumes throughout our Mexican network. To address this issue, we have scaled back our initial initiative and have put in place a progressive approach that allows our physicians to transition into our practice and standards. This is one of many challenges we have confronted in the past and resolved, where gradual shifts are needed to achieve the right balance between the traditional economics of physician practices and the modern medical protocols that we are implementing. This is a threshold event, one that once crossed, will enable us to reap the full benefits of the efficiencies and profitability of the AunaWay in Mexico.

As we learned in Peru, our initial market, transforming healthcare is a gradual and measured process. Changing long-standing medical protocols and operating models takes time, but it is essential to delivering superior clinical outcomes and achieving long-term profitable growth.

In Colombia, our results were encouraging, in terms of preserving cash flow. In a still highly complex operating environment, our mature and solid operating model helped us achieve modest top-line growth, supported by the risk-sharing programs that we implemented in the fourth quarter last year. However, Adjusted EBITDA remained affected by provisions, which increased for the quarter, as expected. Consequently, we have continued to limit services delivered to intervened EPSs,  resulting in more consistent payment flows for outstanding receivables. In addition to improving collections, the reallocation of volumes to other payors is improving payor diversification, as well as strengthening our cash flow outlook.

Our leverage remained broadly stable, with strong performance from Peru helping offset shortfalls in Colombia and Mexico.

To conclude, we are taking swift, tactical steps to address the current setbacks, and we expect to continue recovering volumes in the coming quarters. Besides the corrective actions that we are taking in Mexico, we are deepening our collaboration with insurers to increase volumes this year and beyond, particularly in areas where our model delivers the greatest value to them and patients. We are also focused on intensifying the recruitment, retention, and re-engagement of the highest-performing physicians. And we continue to advance our strategy to introduce OncoSalud in Mexico, another way that Auna intends to disrupt and modernize Mexico’s massive healthcare market. In Colombia, we continue to prioritize cash flow over growth and right-size our cost base accordingly. And we expect Peru to continue underpinning our business with higher levels of growth and profitability as we continue to harvest higher levels of efficiency.

We have faced similar transition periods before and always emerged stronger. The fundamentals of our model remain intact, our market opportunities are still substantial, and our strategic path is clear. With that in mind, we remain committed to disciplined execution of our growth strategy and to delivering sustainable, long term growth.

Overview of 1Q25 Consolidated Results

Revenues decreased 3% YoY to S/1,042 million, or increasing +4% FXN, with revenues in local currency (“L.C.”) decreasing 4% in Mexico, while increasing 10% in Peru and 5% in Colombia.

In Mexico, network revenue was affected by lower volume at Doctor´s Hospital (“DH”). The Peruvian healthcare network benefited from increased demand for surgeries and membership price adjustments for medical inflation. In Colombia, risk-sharing models with payors supported growth amidst lower demand for event model contracting of services with EPSs.

Adjusted EBITDA decreased 8% YoY, or increased +1% FXN, to S/222 million, with the corresponding margin decreasing 1.1p.p. to 21.4%, slightly compensated by the Peru Healthcare Services and Oncosalud Peru segments. The almost flat performance in Adjusted EBITDA in FXN was primarily due to low revenue growth in FXN and impairment losses of S/10 million in Colombia. In addition to the revenue decline in Mexico and the increase in the provisions in Colombia, the results in our reporting currency were impacted by a 22% depreciation of the MXN/PEN and 9% depreciation of the COP/PEN exchange rate, respectively.

Net finance costs declined to S/80 million in 1Q25 versus S/168 million in 1Q24. Net interest expenses, excluding FX effects, would have been S/118 million in 1Q25 and S/171 million in 1Q24, a decrease of S/53 million, or 31% , mainly due to non-recurring impacts in 1Q24.  The FX impact in 1Q25 includes a positive non-cash amount of S/37 million versus a positive S/3 million non-cash FX impact in 1Q24, mainly due to the appreciation of the Peruvian Sol against the US Dollar, outside the range of Auna’s call-spread hedge.

Net Income was S/38 million in 1Q25, compared to a Net Loss of S/8 million in 1Q24. On a per-share basis, Auna reported Net Income of S/0.48, based on a weighted average number of basic and diluted shares of 74,217,754.

Adjusted Net Income was S/55 million in 1Q25, versus S/22 million in 1Q24. On a per-share basis, Auna reported Adjusted Net Income of S/0.70, based on a weighted average number of basic and diluted shares of 74,217,754.

Subsequent Event

In May 2025, Auna successfully closed an offering of USD 62,100,000  aggregate principal amount of its 10.000% Senior Secured Notes due 2029 (the "Additional 2029 Notes"). The proceeds from the Additional 2029 Notes were used to partially prepay indebtedness under the credit agreement, dated as of November 10, 2023, and to pay related interests, fees and expenses. The Additional 2029 Notes were issued as additional notes under the indenture governing the outstanding USD 310,837,161 in aggregate principal amount of Auna’s 10.000% Senior Secured Notes due 2029 previously issued. As a result, the total aggregate principal amount outstanding of Auna's 10.000% Senior Secured Notes due 2029 is USD 372,937,161.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare Services and Oncosalud operations in Mexico accounted for 23% of consolidated revenues and 36% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q'25 vs 1Q'24		Δ 1Q'25 vs 4Q'24
Healthcare Services Mexico Key Operating Metrics		1Q'25 (USD)	1Q'25	1Q'24	As Reported	Local Currency	As Reported	Local Currency
Beds	#		708	708	0%		0%
Surgeries	# (000)		4.7	5.0	-6%		-8%
Emergency treatments	# (000)		8.1	9.8	-18%		-17%
Operating capacity utilization	%		59.8%	61.3%	-1.5 p.p.		-5.3 p.p.
Total capacity utilization	%		39.8%	40.6%	-0.9 p.p.		-3.6 p.p.
Key Financial Metrics
Segment Revenue		66	243	308	-21%	-4%	-9%	-6%
Segment Adjusted EBITDA		22	81	104	-22%	-5%	-13%	-10%
Segment Adjusted EBITDA margin	%		33.2%	33.6%	-0.4 p.p.		-1.5 p.p.

Segment revenue in Mexico decreased 4% YoY in 1Q25. The decline in revenues is explained by a softer macroeconomic environment, added to lower physician engagement and higher ticket prices at Doctors Hospital, Auna’s high-end facility. OCA, which offers a more accessible price point, picked up volume from Doctors Hospital, while Doctors Hospital East also saw its volume affected by an increase in its average ticket. The impact of lower surgery volumes and a decline in emergency treatments – both main entry points for capturing patients – caused an additional downstream effect on hospitalizations and ICU stays.

As a result, total capacity utilization was 39.8% in 1Q25, a decrease of 0.9 p.p. versus 1Q24.

Segment Adjusted EBITDA decreased 5% YoY in 1Q25 as a result of the decline in revenues and costs related to strategic initiatives that strengthen physician productivity, partially offset by cost efficiencies implemented in the fourth quarter of 2024 in areas such as pharmacy procurement and surgery equipment rentals. Adjusted EBITDA Margin was 33.2%, almost in line with 1Q24.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and Oncosalud Peru accounted for 44% of consolidated revenues and 46% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		1Q'25 (USD)	1Q'25	1Q'24	Δ 1Q'25 vs 1Q'24	Δ 1Q'25 vs 4Q'24
Revenue		125	460	419	10%	4%
Healthcare Services Peru		72	263	241	9%	8%
Oncosalud Peru		77	281	253	11%	2%
Holding and Eliminations (*)			(84)	(76)	11%	6%
Consolidated Peru Adjusted EBITDA		28	102	85	19%	6%
Healthcare Services Peru		11	42	37	12%	76%
Oncosalud Peru		16	60	48	25%	-16%
Consolidated Peru Adj. EBITDA margin	%		22.1%	20.4%	1.7 p.p.	0.5 p.p.
Healthcare Services Peru			15.8%	15.4%	0.4 p.p.	6.1 p.p.
Oncosalud Peru			21.4%	19.0%	2.4 p.p.	-4.7 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		1Q'25 (USD)	1Q'25	1Q'24	Δ 1Q'25 vs 1Q'24	Δ 1Q'25 vs 4Q'24
Beds	#		375	375	0%	0%
Surgeries	# (000)		5.4	5.1	5%	7%
Emergency treatments	# (000)		38	39	-2%	-15%
Operating capacity utilization	%		76.3%	79.8%	-3.5 p.p.	-0.9 p.p.
Total capacity utilization	%		74.0%	69.6%	4.4 p.p.	6.4 p.p.
Key Financial Metrics
Revenue		72	263	241	9%	8%
External revenues		51	187	174	8%	6%
Intercompany revenue		21	76	67	13%	11%
Segment Adjusted EBITDA		11	42	37	12%	76%
Segment Adjusted EBITDA margin	%		15.8%	15.4%	0.4 p.p.	6.1 p.p.

Oncosalud Peru Key Operating Metrics		1Q'25 (USD)	1Q'25	1Q'24	Δ 1Q'25 vs 1Q'24	Δ 1Q'25 vs 4Q'24
Plan memberships	# (000)		1,365	1,237	10%	0%
Oncological Plans	# (000)		965	968	0%	-3%
Average monthly revenue per plan membership		16.53	60.63	59.32	2%	-1%
Preventive check-ups	# (000)		34	27	25%	19%
Patients treated	# (000)		36	31	16%
MLR	%		56.6%	55.1%	1.5 p.p.
Oncological Plans	%		51.6%	51.5%	0.1 p.p.
Key Financial Metrics
Revenue		77	281	253	11%	2%
External revenues		74	273	245	11%	3%
Intercompany revenue		2	8	9	-7%	-24%
Segment Adjusted EBITDA		16	60	48	25%	-16%
Segment Adjusted EBITDA margin	%		21.4%	19.0%	2.4 p.p.	-4.7 p.p.

Total revenue from Peru increased 10% YoY in 1Q25 to S/460 million. The 11% YoY increase in revenues at the Oncosalud Peru segment reflects annual price adjustments to support medical inflation in the Oncology and Healthcare plans. The increase in the segment’s MLR was 1.5 p.p., reaching 56.6%, led by an increase of General Healthcare plans in our product mix, while the oncology MLR increased 0.1p.p. YoY to 51.6%. The Healthcare Services segment increased revenues by 9% YoY, reflecting higher surgery volume as well as pricing and mix at Clinica Delgado; higher hospitalization days and outpatient appointments also contributed to the revenue growth. Outside of Lima, Clinica Vallesur and Clinica Chiclayo also contributed to higher surgery volumes, pricing and mix, in addition to increased volumes in emergency visits and outpatient appointments.

Operating capacity utilization was 76.3%, a decrease of 3.5p.p. from 1Q24 reflecting an increase in operating beds across the network in Peru. Total capacity utilization was 74.0%, an increase of 4.4 p.p. from 1Q24, a result of increased patient flows.

Consolidated Adjusted EBITDA in Peru increased 19% YoY to S/102 million in 1Q25, with the margin increasing 1.7 p.p. to 22.1% in this period. The growth in Adjusted EBITDA was primarily driven by higher revenues, while COGS and SG&A sustained the operating margins.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare services operations in Colombia accounted for 33% of consolidated revenues and 19% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q'25 vs 1Q'24		Δ 1Q'25 vs 4Q'24
Healthcare Services Colombia Key Operating Metrics		1Q'25 (USD)	1Q'25	1Q'24	As Reported	Local Currency	As Reported	Local Currency
Beds	#		1,131	1,116	1%		0%
Surgeries	# (000)		9	12	-22%		-18%
Emergency treatments	# (000)		29	36	-19%		-20%
Operating capacity utilization	%		86.0%	91.1%	-5.1 p.p		-2.0 p.p
Total capacity utilization	%		76.9%	79.0%	-2.1 p.p		-2.0 p.p
Key Financial Metrics
Segment Revenue		92	339	349	-3%	5%	-4%	-6%
Segment Adjusted EBITDA		11	41	50	-17%	-10%	-38%	-39%
Segment Adjusted EBITDA margin	%		12.2%	14.2%	-2.1 p.p		-6.5 p.p

Segment revenue from Colombia increased 5% YoY in 1Q25, primarily driven by the gradual implementation of risk-sharing models in Antioquia, including Prospective Global Payments (“PGP”) for cardiovascular services, ambulatory services, and chemotherapy services, all of which offset revenue declines in surgeries and emergency visits.

Operating capacity utilization in Colombia was 86.0%, a YoY decrease of 5.1 p.p., while total capacity utilization decreased 2.1 p.p. to 76.9% from 1Q24. The decreases in operating and total capacity utilization were the result of proactive management of contracted services with payors and efficiency measures applied to hospital beds, both designed to prioritize cash generation over revenue growth.

Segment Adjusted EBITDA decreased 10% YoY in 1Q25, with Adjusted EBITDA Margin decreasing 2.1 p.p. to 12.2%. The Adjusted EBITDA in 1Q25 included increased provisions for impairment losses of S/10 million versus a negligible amount in 1Q24.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-25 (USD)	Mar-25	Dec-24	Mar-24	Δ Mar-25 vs
					Mar-24	Dec-24
(+) Loans and borrowings	980	3,595	3,620	3,829	-6%	-1%
Short term debt	209	765	654	460	66%	17%
Long term debt	772	2,831	2,966	3,369	-16%	-5%
(+) Lease Liabilities	38	140	148	152	-8%	-6%
Gross Debt	1,018	3,735	3,768	3,980	-6%	-1%
(-) Cash and cash equivalents / marketable securities	55	201	236	313	-36%	-15%
Net Debt	963	3,534	3,532	3,667	-3.6%	0.1%
Leverage Ratio		3.6x	3.6x	4.3x	-0.7x	0.1x

Gross Debt at the close of 1Q25 decreased S/245 million, or 6%, versus the end of 1Q24 to S/3,735 million, mainly due to (i) a S/330 million decrease in FX, mainly driven by a 22% depreciation of the MXN/PEN exchange rate for debt denominated in Mexican Pesos, and (ii) a S/108 million reduction due to amortizations of long-term debt, as well as, financial and operating leases, which was partially offset by (i) a S/175 million increase in short-term debt related to working capital needs, and by (ii) an increase of S/17 million related to the refinancing of the 6.500% Senior Notes due 2025 in December 2024.

Leverage Ratio was 3.6x at the end of 1Q25. This reflects the combination of  lower  LTM EBITDA versus 4Q24 mainly due to the depreciation of the MXN/PEN exchange rate and to lower cash at the end of the period, partially offset by lower gross debt. The 1Q25 ratio remained unchanged compared to 4Q24, nonetheless, Auna remains focused on reaching its medium-term target of less than 3.0x Net Debt-to-Adjusted EBITDA.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,595		765	302	436	878	1,164	51
Financial Leases	51		18	14	8	3	3	7
Operating Leases	88	88
Gross Debt	3,735	88	782	316	443	881	1,167	58

As of 1Q25. Excludes interest. Reflects figures post-refinancing. Y1 = April 2025 to March 2026, Y2 = April 2026 to March 2027, Y3 = April 2027 to March 2028, Y4 = April 2028 to March 2029, Y5 = April 2029 to March 2030, and Y6+ = April 2030 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'25 (USD)	1Q'25	1Q'24	Δ 1Q'25 vs 1Q'24
Net cash from operating activities	29	106	154	-31%
Net cash used in investing activities	(17)	(64)	(31)	106%
Net cash used in financing activities	(21)	(78)	(59)	32%
Cash and cash equivalents at the end of the period	55	201	313	-36%

	LTM Mar-24	LTM Dec-24	LTM Mar-25
Days Sales Outstanding	77	83	86
Days Inventory Outstanding	37	39	38
Days Payable Outstanding	105	123	127
Cash Conversion Cycle	10	-1	-2

Net cash from operating activities decreased 31% YoY, or S/48 million, to S/106 million for the three months ended March 31, 2025 versus the comparable period last year and included S/2 million in compensation payments for Opcion Oncologia doctors and an increase of income taxes paid of S/11 million in Mexico and Peru, due to higher profits. Operating cash flow was primarily impacted by a drop in collections in Colombia, specifically related to Nueva EPS in January and February, only partially compensated within the quarter by a recovery in collections in March, after reaching a payment plan with them.

Net cash used in investing activities increased 106% YoY, or S/33 million, to S/64 million during 1Q25 and included (i) a S/16 million increase in organic maintenance CapEx, mainly due to phasing of payments in the year, (ii) a S/11 million payment to OCA former shareholders for holdback obligations, (iii) an additional S/2 million payment to the Opcion Oncologia doctors for the brand acquisition, and (iv) a S/5 million earnout payment to IMAT Oncomedica shareholders.

Net cash used in financing activities during 1Q25 was S/78 million, an increase of 32%, or S/19 million from 1Q24. Cash used in financing during the period included S/60 million in interest and hedge premium payments for term loan interest and S/16 million for working capital. The comparable 1Q24 period included S/71 million in interest payments and hedge premiums associated with the term loan, S/17 million in working capital, and S/43 million in IPO proceeds and related refinancing activities as well as the repayment of certain indebtedness and financial obligations.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of March 31, 2025, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,323 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, May 21, 2025

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: https://events.q4inc.com/attendee/501463521

Definitions and Concepts

Figures in US dollars (US$ or USD) for 4Q24 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.668. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income, Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'25 (USD)			Δ 4Q'24 vs
		1Q'25	1Q'24	1Q'24	4Q'24
Profit (Loss) before Tax	17	62	16	280%	65%
(+) Net Finance Cost	22	80	168	-52%	-48%
(+) Depreciation and Amortization	15	53	56	-5%	3%
(=) EBITDA	53	195	241	-19%	-20%
(+) Adjustments	7.4	27.1	0.7
(a) Pre-operating expenses	0.1	0.2	0.4
(b) Business development expenses	6.5	23.7	0.0
(c) Change in fair value of earn-out liabilities	0.0	0.0	0.0
(c) Stock-based consideration	0.7	2.7	0.3
(d ) Personnel non-recurring compensation	0.1	0.5	0.0
(=) Adjusted EBITDA	61	222	241	-8%	-13%
Adjusted EBITDA Margin		21.4%	22.4%	-1.1 p.p.	-2.6 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

At the segment level, 1Q25 adjustments include (i) Pre-operating expenses of S/0.2 million in Holdings and eliminations, (ii) Business development expenses of S/23.7 million in Healthcare Services Mexico; (ii) Stock based consideration of S/ 1.7 million in Healthcare Services Mexico, S/0.2 million Healthcare Services Peru, S/0.2 million in Oncosalud Peru, and S/0.6 million in Holdings and eliminations; (iii) Personnel non-recurring compensation of S/0.5 million in Healthcare Services Mexico.

In 1Q24 adjustments include (i) Pre operating expenses of S/0.3 million in Healthcare Services Mexico and S/0.1 in Holdings and eliminations and (ii) Stock based consideration of S/0.3 million in Holdings and eliminations.

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'25 (USD)	1Q'25	1Q'24	4Q'24
Net Income (Loss)	10	38	(8)	24
(a) Pre-operating expenses	0.1	0.2	0.4	0.0
(b) Business development expenses	6.5	23.7	0.0	2.6
(c) Stock-based consideration	0.7	2.7	0.3	2.9
(d) Personnel non-recurring compensation	0.1	0.5	0.0	4.6
(e) Non-cash and non-recurring financial costs	0.0	0.0	29.6	5.6
(f) Allocated tax effects	(2.8)	(10.4)	(0.2)	(3.0)
(=) Adjusted Net Income	15	55	22	36

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and 3) non-cash effects related to early extinguishment of financings.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'25 (USD)	1Q'25	1Q'24	4Q'24
Net Income (Loss)	10	38	(8)	24
Income (Loss) attributable to Owner of the company	10	35	(13)	22
Weighted average number of basic and diluted shares at March 31		74	47.2	74.2
Basic and diluted earnings per share	0.13	0.48	(0.28)	0.30
Adjusted Net Income (Loss)	15	55	22	36
Income (Loss) attributable to owners of Adjusted Net Income	14	52	17	35
Weighted average number of basic and diluted shares at March 31		74.2	47.2	74.2
Adjusted Basic and Diluted Earnings per Share	0.19	0.70	0.35	0.47

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	1Q'24	4Q'24	1Q'25

Current and non-current loans & borrowings	3,829	3,620	3,595
Current and non-current lease liabilities	152	148	140
Cash and cash equivalents	313	236	201
Net Debt	3,667	3,532	3,534
Adjusted LTM EBITDA	855	993	974
Leverage Ratio	4.29x	3.56x	3.63x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	1Q'24	1Q'25

(+) Loans and borrowings	3,829	3,595
Short term debt	460	765
Long term debt	3,369	2,831
(+) Lease Liabilities	152	140
Gross Debt	3,980	3,735
(-) Cash and cash equivalents	313	201
Net Debt	3,667	3,534

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2024 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended March 31, 2024 (MXN 4.5188 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2024 (COP 1,041.3466 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2025 (MXN 5.5166 to PEN 1.00 / COP 1,130.1867 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, Leverage Ratio, the expected impact on revenues and profitability of certain initiatives we are pursuing in Mexico, the implementation of the AunaWay and the advancement of the introduction of OncoMexico, our expected long-term financial position and cash flow outlook as a result of certain initiatives we are pursuing related to payors in Colombia, our efficiency initiatives in Peru and our target leverage level. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically Leverage Ratio guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Leverage Ratio to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-25 (USD)	Mar-25	Dec-24	Δ Mar-25 vs Dec-24
Assets
Current assets
Cash and cash equivalents	55	201	236	(35)
Trade accounts receivable	277	1,018	962	56
Other assets	71	261	253	8
Inventories	33	120	144	(23)
Derivative financial instruments	1	2	9	(7)
Other investments	27	98	100	(2)
Total current assets	463	1,700	1,704	(4)
Non-current assets
Trade accounts receivable	0	1	1	0
Other assets	7	25	24	1
Investments in associates and joint venture	7	27	25	2
Property furniture and equipment	621	2,277	2,280	(3)
Intangible assets	721	2,646	2,657	(11)
Right-of-use assets	34	126	131	(5)
Investment properties	2	6	6	(0)
Derivative financial instruments	17	61	59	2
Deferred tax assets	55	202	194	8
Other investments	0	0	0	0
Total non-current assets	1,464	5,370	5,377	(7)
Total assets	1,928	7,070	7,081	(10)

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-25 (USD)	Mar-25	Dec-24	Δ Mar-25 vs Dec-24
Liabilities
Current liabilities
Loans and borrowings	209	765	654	111
Lease liabilities	9	34	32	2
Trade accounts payable	248	911	931	(21)
Other accounts payable	76	278	290	(11)
Provisions	3	11	12	(1)
Derivative financial instruments	6	23	15	7
Insurance contract liabilities	4	15	10	5
Deferred income	0	0	0	(0)
Total current liabilities	555	2,036	1,945	91
Non-current liabilities
Loans and borrowings	772	2,831	2,966	(135)
Lease liabilities	29	105	115	(10)
Trade accounts payable	1	2	3	(0)
Other accounts payable	24	88	73	15
Derivative financial instruments	11	40	27	13
Deferred tax liabilities	81	297	328	(32)
Deferred income	0	0	0	(0)
Total non-current liabilities	917	3,363	3,513	(149)
Total liabilities	1,472	5,399	5,458	(58)

Total equity	456	1,671	1,623	48
Total liabilities and equity	1,928	7,070	7,081	(10)

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise

	1Q'25 (USD)	1Q'25	1Q'24	Δ 1Q'25 vs
				1Q'24	4Q'24
Revenue
Healthcare Services Mexico	66	243	308	-21%	-9%
Healthcare Services Colombia	92	339	349	-3%	-4%
Healthcare Services Peru & Oncosalud Peru	125	460	419	10%	4%
- Healthcare Services Peru	72	263	241	9%	8%
- Oncosalud Peru	77	281	253	11%	2%
- Holding and eliminations	(23)	(84)	(76)	11%	6%
Total Revenue	284	1,042	1,076	-3%	-2%
Cost of sales and services	(180)	(660)	(662)	0%	5%
Gross profit	104	382	414	-8%	-12%
Gross margin		36.6%	38.5%	-1.9 p.p.	-4.2 p.p.
Selling expenses	(15)	(54)	(53)	1%	28%
Administrative expenses	(50)	(182)	(191)	-4%	-9%
(Loss) reversal for impairment of trade receivables	(4)	(16)	0	-	22%
Other income and expenses, net	3	9	11	-19%	-23%
Operating profit	38	139	182	-23%	-27%
Finance income	2	6	6	-2%	-13%
Finance income from exchange difference	10	37	3	1173%	-218%
Finance costs	(34)	(123)	(177)	-30%	-11%
Net finance cost	(22)	(80)	(168)	-52%	-48%
Share of profit of equity accounted investees	1	3	2	24%	21%
Profit (loss) before tax	17	62	16	280%	65%
Income tax expense (benefit)	(6)	(24)	(25)	-4%	75%
Net Income (Loss)	10	38	(8)	555%	59%
EBITDA
Healthcare Services Mexico	15	55	103	-47%	-36%
Healthcare Services Colombia	11	41	50	-17%	-36%
Healthcare Services Peru & Oncosalud Peru	28	101	85	19%	10%
- Healthcare Services Peru	11	41	37	12%	88%
- Oncosalud Peru	16	60	48	24%	-15%
Holding and eliminations	(1)	(2)	2
Total EBITDA	53	195	241	-19%	-20%
Total Adjusted EBITDA	61	222	241	-8%	-13%
Adjusted EBITDA Margin		21.4%	22.4%	-1.1 p.p.	-2.6 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	Mar-25	Mar-24	Δ Mar-25 vs Mar-24
Cash flows from operating activities
(Loss) profit for the period	10	38	(8)	46
Adjustments for:
Depreciation	8	28	30	(2)
Depreciation of right-of-use assets	2	7	7	0
Amortization	5	18	20	(2)
(Reversal) loss for Impairment of inventories	0	0	(1)	1
Equity-settled share-based payment transactions	1	3	0	2
Gain (loss) on disposal of property furniture and equipment	0	0	0	0
Loss on disposal of right-of-use assets net of leases	-	-	0	(0)
Reversal (loss) for impairment of trade receivables	4	16	(0)	16
Share of profit of equity-accounted investees	(1)	(3)	(2)	(1)
Technical provisions and other provisions	0	0	0	0
Finance income	(12)	(43)	(9)	(34)
Finance costs	34	123	177	(53)
Tax expense	6	24	25	(1)
Net changes in assets and liabilities
Trade accounts receivable and other assets	(17)	(64)	(109)	45
Inventories	7	25	6	19
Trade accounts payable and other accounts payable	(4)	(16)	52	(68)
Provisions and employee benefits	(0)	(2)	(1)	(1)
Insurance contract liabilities	1	5	11	(6)
Cash generated from operating activities	44	160	197	(37)
Income tax paid	(16)	(58)	(47)	(11)
Interest received	1	5	5	(0)
Net cash from operating activities	29	106	154	(48)

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	Mar-25	Mar-24	Δ Mar-25 vs Mar-24
Cash flows from investing activities
Payment for accounts payables to former shareholder	(3)	(11)	-	(11)
Purchase of properties furniture and equipment	(9)	(32)	(18)	(14)
Purchase of intangibles	(5)	(17)	(8)	(8)
Purchase of other investments net of sales	0	2	(4)	6
Proceeds from sale of property furniture and equipment	0	0	(0)	0
Payment for contingent consideration	(1)	(5)	-	(5)
Net cash used in investing activities	(17)	(64)	(31)	(33)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	-	1,268	(1,268)
Proceeds from settlement of derivatives - interest rate swaps	0	0	-	0
Payments of initial public offering costs	-	-	(6)	6
Proceeds from loans and borrowings	93	340	162	178
Payment for loans and borrowings	(90)	(330)	(164)	(167)
Payment for lease liabilities	(3)	(11)	(11)	(0)
Payment for costs of Extinguishment of debt	-	-	(16)	16
Payment for derivatives premiums	(0)	(1)	(1)	(0)
Interest paid	(21)	(75)	(88)	13
Acquisition of non-controlling interest	-	-	(1,203)	1,203
Net cash used in financing activities	(21)	(78)	(59)	(19)
Net increase in cash and cash equivalents	(10)	(36)	64	(100)
Cash and cash equivalents at January 1	64	236	241	(5)
Exchange difference on cash and cash equivalents for the period	0	1	8	(7)
Cash and cash equivalents at the end of the period	55	201	313	(112)

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Revenue
Oncosalud Peru	221	230	237	244	253	269	273	276	281
Healthcare Services Peru	212	217	230	225	241	255	255	245	263
Healthcare Services Colombia	252	282	324	335	349	378	363	353	339
Healthcare Services Mexico	271	281	294	284	308	302	316	268	243
Holding and eliminations	(62)	(64)	(69)	(67)	(76)	(83)	(80)	(79)	(84)
Total revenue from contracts with customers	894	946	1,015	1,021	1,076	1,120	1,127	1,063	1,042
Cost of sales and services	(566)	(586)	(643)	(645)	(662)	(693)	(677)	(629)	(660)
Gross profit	328	360	372	376	414	427	449	434	382
Selling expenses	(46)	(51)	(55)	(42)	(53)	(48)	(55)	(42)	(54)
Administrative expenses	(144)	(191)	(177)	(193)	(191)	(202)	(195)	(201)	(182)
Impairment losses on trade receivables	(1)	(2)	(1)	(2)	0	(3)	(25)	(13)	(16)
Other expenses	0	0	0	(21)	0	0	0	(2)	0
Other income	8	20	10	13	11	8	54	14	9
Operating profit	145	136	149	130	182	183	229	190	139
Finance income	4	3	3	6	6	7	6	7	6
Finance income from exchange difference	13	30	0	33	3	0	28	(31)	37
Finance costs	(139)	(129)	(158)	(357)	(177)	(139)	(138)	(138)	(123)
Finance costs from exchange difference	0	0	(17)	17	0	(49)	0	8	0
Net finance cost	(122)	(96)	(172)	(302)	(168)	(182)	(103)	(155)	(80)
Share of profit of equity-accounted investees	1	2	2	1	2	2	2	2	3
Profit (loss) before tax	24	42	(20)	(170)	16	3	127	37	62
Income tax (expense) benefit	(24)	(19)	3	(50)	(25)	5	(27)	(13)	(24)
Net Income	0	23	(18)	(219)	(8)	8	101	24	38
EBITDA	210	194	210	188	241	241	286	244	195
EBITDA Adjustments
Net Income	0	23	(18)	(219)	(8)	8	101	24	38
Income tax expense	24	19	(3)	50	25	(5)	27	13	24
Net finance cost	122	96	172	302	168	182	103	155	80
Depreciation and amortization	65	56	59	56	56	56	55	52	53
(a) Pre-operating expenses	1	0	1	0	0	2	0	0	0
(b) Business development expenses	0	0	0	0	0	1	(44)	3	24
(c) Change in fair value of earn-out liabilities	0	(4)	0	21	0	0	0	0	0
(c) Stock-based consideration	0	0	0	4	0	0	6	3	3
(d ) Personnel non-recurring compensation	0	0	0	0	0	4	2	5	0
Adjusted EBITDA	211	190	211	213	241	248	250	254	222

Key Operating Metrics

	1Q'25	1Q'24	Δ 1Q'25 vs 1Q'24
Oncosalud Peru
Plan memberships (1) (2)	1,364,710	1,236,543	10.4%
Average monthly revenue per plan member (3)	S/ 60.63	S/ 59.32	2.2%
Preventive check-ups (4)	33,570	26,829	25.1%
Patients treated (5)	36,411	31,438	15.8%
Medical loss ratio (6)	56.6%	55.1%	1.5 p.p

Healthcare Services
Total bed capacity (1)(7)	2,214	2,199	0.7%
Surgeries (8)	19,294	21,913	-12.0%
Emergency treatments (9)	75,204	84,869	-11.4%
Operating capacity utilization (10)	77.4%	81.1%	-3.7 p.p
Total capacity utilization (11)	64.5%	65.0%	-0.5 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of March 31, 2025, we had 1,250,461active members and 114,249 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligible.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

9)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

10)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

11)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.